UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

EXPLANATORY NOTE

 Akanda Corp. (the “Company”) held its Annual General and Special Meeting of Shareholders for the fiscal year 2023 (the “Meeting”) on March 22, 2024. There were 5,628,295 common shares to be voted, of which 2,431,954 were voted in person or by proxy. The following matters were submitted to a vote of the Company’s shareholders at the Meeting.

Proposal 1.           A proposal to elect four directors to serve until the next meeting of shareholders at which the election of directors is considered, or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with the articles of the Company or the Business Corporations Act. The nominees, Harvinder Singh, Jatinder Dhaliwal, David Jenkins and Katharyn Field, were elected to serve as directors. The results of the voting were as follows:

Nominees	Votes For	Withheld
Harvinder Singh	1,574,954	57,895
Jatinder Dhaliwal	1,575,118	57,731
David Jenkins	1,574,636	58,213
Katharyn Field	1,578,009	54,840

Proposal 2.                A proposal to re-appoint GreenGrowth CPAs, as auditors of the Company for the 2024 fiscal year, and to authorize the audit committee of the Company to fix the auditors' remuneration and the terms of their engagement. The proposal was approved and results of the voting were as follows:

For	Withheld
2,264,800	167,154

Proposal 3.                A proposal to consider and, if deemed appropriate, to pass, a special resolution, approving one or more amendments to the articles of the Company for one or more future consolidations of the Company’s issued and outstanding common shares on the basis of consolidation ratios to be selected by the Board of Directors of the Company within a range between 10 pre-consolidation common shares for one post-consolidation common share and 100 pre-consolidation common shares for one post-consolidation common share, provided that, (A) the cumulative effect of the share consolidation shall not result in a consolidation ratio that exceeds 100 pre-share consolidation common shares for one post-share consolidation common share, and (B) such share consolidation occurs prior to the earlier of the 12 month anniversary of the meeting and the next annual meeting of shareholders; and file the articles of amendment to give effect to the share consolidation at the selected consolidation ratio(s). The proposal was approved and results of the voting were as follows:

For	Against
2,101,520	330,434

As a result of the approval of Proposal 4, the Company's Board of Directors will determine the share consolidation ratio and thereafter provide public notice of the share consolidation in accordance with Regulation FD.

Proposal 4.                A proposal to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution confirming and approving the thirty percent (30%) evergreen 2024 Equity Incentive Plan, which was adopted by the Board of Directors on February 26, 2024. The proposal was approved and results of the voting were as follows:

For	Against
1,558,525	74,324

Proposal 5.                A proposal to consider and, if deemed appropriate, to pass, with or without variation, a special resolution authorizing the sale of all the issued and outstanding shares of RPK Biopharma, Unipessoal, LDA, a wholly-owned indirect subsidiary of the Company, held directly through Holigen Holdings Limited, a wholly owned indirect subsidiary of the Company, to Somai Pharmaceuticals Unipessoal, Lda, on the terms and subject to the conditions contained in a share purchase agreement, dated as of February 28, 2024, between the Company, Cannahealth Limited, Holigen Holdings Limited and Somai Pharmaceuticals Unipessoal, Lda. The proposal was approved and results of the voting were as follows:

For	Against
1,575,361	57,488

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: March 22, 2024	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director